By Hand Cecilia D. Blye Chief, Office of Global Security Risk Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549

Re:	BAYER AKTIENGESELLSCHAFT Form 20-F for the fiscal year ended December 31, 2005 Response letter dated September 12, 2006 File No. 1-16829

16 October 2006

Bayer AG

51368 Leverkusen

Germany

Board of Management:

Werner Wenning,

Chairman of the Board

Klaus Kühn

Wolfgang Plischke

Richard Pott

Chairman of the Supervisory Board:

Manfred Schneider

Registered Office:

Leverkusen

Local Court Cologne

HRB 48248

Dear Mrs. Blye:

          We have received your letter dated September 27, 2006 relating to our response letter dated
September 12, 2006 to your letter of August 14, 2006, requesting supplemental information with respect to Bayer AG’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005.

          In your most recent letter, you request clarification relating to our statements under the caption “3.
No Military Application” on page 11 of our response letter. We hereby clarify that the language appearing in the first sentence under that caption in our response letter is intended to be merely descriptive language.
In that regard, we advise you that, to the best of our knowledge, understanding and belief, none of Bayer's products sold or services provided in Iran, Cuba or Sudan have been put to military use.

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          Bayer Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure of its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact the undersigned, Klaus Kühn
(ph: +49 214 30 82660; fax: +49 214 30 82647; email: klaus.kuehn.kk@bayer-ag.de) or Dr. Roland Hartwig
(ph: +49 214 30 81195; fax: +49 214 30 26786; email: roland.hartwig.rh@bayer-ag.de).

Very truly yours,
/s/ Klaus Kühn Klaus Kühn Chief Financial Officer	/s/ Dr. Roland Hartwig Dr. Roland Hartwig General Counsel

cc:	Jeffrey Riedler Division of Corporation Finance Ward. A. Greenberg Cleary Gottlieb Steen & Hamilton LLP

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